UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER
8-67758

REPORT FOR THE PERIOD BEGINNING _____04/01/24_____ AND ENDING _____03/31/25_____
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAP USA, L.P.
_____

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

461 Fifth Avenue, 14th Floor
_____
(No. and Street)

New York   NY   10017
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lydia Plant   646 582 5894   lplant@firstavenue.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

1

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
_____
(Name – if individual, state last, first, and middle name)

200 Park Avenue	New York	NY	10166
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public

accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.
See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of FAP USA, L.P., as of March 31, 2025, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Executive Officer
Title

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statement.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statement under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐ (z) Other: _____
_____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, Lydia Plant, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of FAP USA, L.P., as of March 31, 2025, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Financial Officer
Title

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statement.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statement under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Table of Contents





Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

The General Partner
FAP USA, L.P.
New York, NY

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the "Partnership") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statement has been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 3 to the financial statement, if the Partnership is unable to meet its revenue projections it may require the Partnership to seek additional funding. Should such funding not be available, there may be substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2021.

New York, NY

June 17, 2025

FAP USA, L.P.

Statement of Financial Condition

As at March 31, 2025

Assets	Note	US$
Cash	4b	1,219,497
Accrued income	6	1,357,316
Prepaid fees and other assets		194,883
Related party receivables	8	1,841,352
Security deposit	11	310,329
Operating lease right-of-use assets	11	2,253,921
Property and equipment, net	9	91,507
Total Assets		**7,268,805**

Liabilities and Partners' Equity		
Accounts payable – Trade payables		74,030
Accrued bonus expense	4e	132,625
Accrued expenses – Other		227,865
Operating lease liabilities	11	2,584,037
Total Liabilities		3,018,557
Commitments and contingencies	10	-
Partners' equity		4,250,248
Total Liabilities and Partners' Equity		**7,268,805**

See accompanying notes to this financial statement.

FAP USA, L.P.

Notes to the Statement of Financial Condition

1) **Organization and Nature of Operations**

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C., a Delaware Limited Liability Company has been the General Partner of the Partnership since its inception. As at March 31, 2025 the Limited Partner of the Partnership was FAP USA, L.L.C., a Delaware Limited Liability Company. First Avenue Partners LLP (the "Parent"), a Limited Liability Partnership formed under the laws of England and Wales, is the ultimate parent entity of the Partnership.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership operated under the exemptive provisions of SEC Rule 15c3-3K(2)(i) until the issuance of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5. Pursuant to Footnote 74 of the SEC Release noted above, the Partnership is a Non-Covered Firm. During 2021, in reliance of Footnote 74, the Partnership amended its Membership Agreement with FINRA, stating the Partnership will not claim an exemption from SEC Rule 15c3-3K(2)(i). The Partnership limits its activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5.

The Partnership acts as a third-party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership does not conduct any business in publicly listed securities, offer or hold customer accounts, nor does it hold or receive client / investor funds or securities. The Partnership is not a party to agreements between investors and private fund clients, is not a market-maker in any security, nor does it trade for its own account or for the account of any client / investor, in any security.

2) **Segment Reporting**

The Partnership is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including placement, broker, retainer and market preparation business. The Partnership has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Partnership derived 56% of its total revenues from 3 external customer in 2025.

FAP USA, L.P.

Notes to the Statement of Financial Condition

3) Going Concern

The Partnership's financial statement has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future. In considering the ability of the Partnership to continue as a going concern management has considered:

• The Partnership's net capital position;

• The Parent's financial position; and

• Financial performance of the Partnership in the current market conditions.

The Partnership has made a net loss from operations of $522,222 in the year ending March 31, 2025. As detailed in note 8 of the financial statement, the activities and operations of the Partnership are closely linked to the Parent and other affiliate entities. The Partnership is reliant upon the Parent for revenue generation and cash inflows from revenue. The Parent has therefore provided the Partnership with a letter of support confirming that it will provide financial and other support, including providing additional capital, when necessary, to the Partnership for a period of 12 months after the date of the approval of this financial statement.

The nature of the placement business means that revenue is cyclical and is not generated evenly throughout the year. Revenue can be delayed due to a change in the timing of fund or corporate entity's closings, changes in macro-economic events or changes to legislation, all of which are outside the control of the Parent. Also, the current fund-raising environment is difficult with fund raising generally taking longer. Although the Parent takes a conservative approach to budgeting there is a risk that revenue may be less than projected which could result in a delay to cash inflows and may require the Parent to seek additional cash funding. Should this situation occur, and that funding be unavailable then this would raise substantial doubt with respect to going concern of the Parent. As the Partnership is reliant upon funding from the Parent, any uncertainty in going concern for the Parent results in substantial doubt on the going concern of the Partnership.

Based on current projections, the Parent and the Partnership are projected to generate sufficient revenue and cashflows for at least the next 12 months to allow the Parent to continue to provide financial support to the Partnership. This will allow the Partnership to maintain sufficient liquidity to meet regulatory capital requirements and to pay its creditors as and when they fall due. Based on the assessment of the Partnership's financial position and notwithstanding the substantial doubt on going concern as noted above, the General Partner has a reasonable expectation that the Partnership will continue as a going concern for at least one year after June 17, 2025, the date the financial statement is issued. Consequently, this financial statement is prepared on a going concern basis. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

FAP USA, L.P.

Notes to the Statement of Financial Condition

4) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. GAAP.

Functional Currency

Items included in the Partnership's financial statement are measured in USD which is the functional currency of the Partnership. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued bonus awards, at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The Partnership has not utilized any significant estimates in the preparation of this financial statement.

Revenue from Contracts with Customers

(i) Revenue recognition under Accounting Standards Codification ("ASC") 606

The Partnership accounts for revenue earned from contracts under ASC 606, Revenue from Contracts with Customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Revenue in the year relates to capital placement contracts, and broadly falls under placement fees, broker fees, retainer fees and market preparation fees.

No significant judgement is required to determine whether performance obligations are satisfied.

(ii) Placement Fee Income

Revenue from capital placement contracts is recognized at the time the placement fees become due under the relevant mandate contract, which is when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Revenue is recognized when the subscription agreement, already signed by the investor, is signed by the General Partner on behalf of the client. The placement fee earned from a capital placement is determined by the aggregate capital commitments in respect of the interest acquired by each investor multiplied by a fee percentage, as specified in the terms of the capital placement contract. Payment terms for the fees are also provided for in the relevant capital placement contract and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years.

4) Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Revenue Recognition (continued)

(iii) Retainers and Market Preparation Fee Income

An up-front retainer fee or market preparation fee is often earned on capital placement mandates and is recognized in line with the relevant contract. Retainers are non-refundable and most retainers are off-settable against placement fees (i.e. they reduce placement fees) if and when placement fees are earned. The Partnership recognizes revenue from market preparation fees and retainers when deemed earned per the terms of the capital placement contract. Revenue from market preparation fees and retainers is recognized when the Partnership has delivered the services as detailed in the individual capital placement contract.

(iv) Broker Fee Income

During the year ended March 31, 2025, the Parent expanded into a new business line providing brokerage and introducer services in secondary market transactions. These transactions involve facilitating the transfer of interests in existing fund vehicles between sellers and buyers, where First Avenue acts as an intermediary (broker).

Revenue from these secondary transactions is recognised in accordance with ASC 606, based on the identification of performance obligations and transfer of control to the customer.

The fee structure is typically a percentage of the total assets transferred in the transaction. Revenue is recognised at the point in time when the transaction is completed, which is generally the trade completion date or the date on which the transfer of interests becomes legally binding between the buyer and seller, as evidenced by signed trade documentation or confirmations.

In line with ASC 606, the following criteria are met for revenue recognition:
- A contract exists with enforceable rights and obligations;
- The performance obligation is satisfied at a point in time;
- The transaction price is determined and collectability is probable;
- There is no ongoing obligation or further performance required post-completion.

Revenue is not recognised prior to the trade completion, even if initial work has commenced, as the fee is contingent upon a successful transaction outcome.

4) Summary of Significant Accounting Policies (continued)

(b) Cash

Cash consists of deposits with banks deposited for regulatory purposes.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes. ASC Topic 740-10, Income Taxes ("ASC 740-10") requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Partnership's tax positions for all open years and concluded that the Partnership has no material uncertain tax positions at March 31, 2025. Further, as at March 31, 2025, the Partnership has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Partnership has not recorded any penalties and/or interest related to uncertain tax positions.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Partnership.

UBT was calculated using currently enacted tax laws and rates and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement ASC 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations.

4) Summary of Significant Accounting Policies (continued)

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Operations. See leases note (g).

Right of use assets are depreciated in line with the operating lease liability using the present value of future lease commitments and the relevant discounting factor.

The Partnership's management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of March 31, 2025, no fixed assets have been deemed impaired. Expenditures for maintenance and repairs are charged to expense in the period incurred and are reflected in "other operating expenses" in the Statement of Operations.

(e) Bonus awards

The Partnership operates a discretionary bonus plan. Employees are eligible for a discretionary bonus award based on their contribution to the business and the financial results of the Partnership. As at March 31, 2025 a liability of $132,625 relating to bonus amounts was shown within the Statement of Financial Condition.

(f) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net loss from operations.

4) Summary of Significant Accounting Policies (continued)

(g) Leases

Effective April 1, 2019, the Partnership adopted ASC 842, Leases. Under the effective date transition method selected by the Partnership, leases existing at, or entered into after April 1, 2019, were required to be recognized and measured.

The Partnership is a lessee in non-cancellable operating leases for office space. At March 31, 2025, the Partnership held one operating lease for a property in New York. Under ASC 842, the Partnership calculates the total operating lease right-of-use asset and operating lease liability for this property using a discount factor equal to the Partnership's cost of borrowing at the time of entering into this lease.

(h) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(i) Fair Value of Financial Instruments

The carrying value of short-term financial instruments, namely accrued income, approximates the fair value of these instruments. Fair value is defined herein as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

4) Summary of Significant Accounting Policies (continued)

(j) Significant Customers and Concentrations of Credit Risk

The Partnership earns placement, retainer and market preparation income in connection with capital raising and private placement deals as well as broker fees on secondary deals. Revenues from the 3 largest customers accounted for 56% of revenue and receivables from the 2 largest customers accounted for 95% of receivables for the year ended March 31, 2025*.*

5) Accounts Receivable – Trade Receivables

The timing of revenue recognition may differ from the timing of payment by customers. The Partnership records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue (contract liability) until the performance obligations are satisfied.

The Partnership did not consider it necessary to make any provision for bad and doubtful debts against Trade Receivables during the year.

The Partnership accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Partnership to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Partnership records the estimate of expected credit losses as an allowance for credit losses. The Partnership did not make any provisions for credit losses in the current or prior year.

6) Accrued Income

In accordance with the relevant capital placement contract, accrued income is paid in a varying number of installments that may be receivable over a period of more than one year. Accrued income balances as at March 31, 2025 will be invoiced by the Parent and the related cash transferred to the Partnership via inter-company balances.

In determining an allowance for credit losses, management has considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically, the Partnership seeks to contract with regulated investment advisors.

FAP USA, L.P.

Notes to the Statement of Financial Condition

7) Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1). While regulatory net capital and aggregate indebtedness may change from day to day, at March 31, 2025, the Partnership's regulatory net capital of $454,861 exceeded minimum requirements by $403,885 and the ratio of aggregate indebtedness to regulatory net capital was 1.7 to 1.

The Partnership maintained compliance with its net capital requirements throughout the year ended March 31, 2025. However, on May 31, 2024, the Partnership's aggregate indebtedness exceeded the 120% early warning threshold. This exceedance was the result of an audit adjustment related to the prior year's financial statement as of March 31, 2024, which was not recorded until June 24, 2024. Upon identification of the issue following the posting of the audit adjustment, the Partnership took immediate corrective action. A capital infusion from the Parent was made on June 25, 2024, restoring Net Capital above the 120% threshold.

8) Revenue and Related Party Transactions

In accordance with an expense sharing agreement, effective December 1, 2016, between the Partnership and the Parent, the Partnership shall reimburse the Parent on a monthly basis for a proportional share of certain administrative and overhead costs. For the year ended March 31, 2025, the Partnership was charged $426,065, which is included as an expense in the Statement of Operations, by the Parent in accordance with the terms of the Expense Sharing Agreement.

The Parent has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among the Parent and other members of the group (including the Partnership) where revenues are earned collaboratively. The transfer pricing policy has not changed as of March 31, 2025. Revenue is received by either the Partnership or the Parent, resulting in a receivable between the two parties.

Under the terms of a General Netting Agreement, effective December 1, 2016 amounts owed between the Partnership and the Parent are offset and settled on a net basis.

As at March 31, 2025 the Parent owed the Partnership $1,841,352. This balance has been included within "Related party receivables" within the Statement of Financial Condition.

9) Property and Equipment

Property and Equipment, net of accumulated depreciation consisted of the following:

	Estimated Useful Life	Amount
		US$
Computer equipment	3 years	83,854
Furniture and fixtures	5 years	111,884
Leasehold improvement	Life of lease	134,447
Gross property and equipment		330,185
Less: Accumulated depreciation and amortization		(238,678)
Property and equipment, net of accumulated depreciation and amortization		91,507

10) Commitments and Contingencies

Other than lease commitments as disclosed in note 11, there are no other commitments or contingencies to disclose.

11) Leases

At March 31, 2025, the Partnership held one lease for a property in New York which is due to expire in 2031.

At the end of the year, the value of the right of use assets amounted to $2,253,921 and the value of the operating lease liability amounted to $2,584,037, calculated using a weighted average discount rate of 15%. These balances have been included within "Assets" and "Liabilities" consecutively within the Statement of Financial Condition.

In addition a security deposit is being held in escrow for the lease of the property amounting to $310,329 and is included within "Security deposit" within the Statement of Financial Condition.

11) Leases (continued)

The future payments due under operating leases as at March 31, 2025 are as follows:

	US$
Financial year 2026	630,784
Financial year 2027	663,462
Financial year 2028	663,462
Financial year 2029	663,462
Financial year 2030	663,462
Financial year 2031	663,462
Total future lease payments	3,948,094
Less: imputed interest	(1,364,057)
Operating lease liabilities	**2,584,037**

As at March 31, 2025, the weighted-average remaining lease term for all operating leases is 6 years. Since we generally do not have access to the rate implicit in the lease, we utilized our incremental borrowing rate, at the time of entering into the lease, as the discount rate. The weighted average discount rate associated with operating leases as at March 31, 2025 is 15%.

12) Subsequent Events

The Partnership has evaluated subsequent events through to June 17, 2025 the date at which the financial statement was available to be issued, and determined there are no additional items to disclose.